Green Mama LLC

VEGETARIAN / VEGAN RESTAURANT

Green Mama LLC is seeking investment to convert a built-out Teele Square restaurant into a quick serve vegetarian bar to service the northeast Somerville community.

The Business

THE OPPORTUNITY

Green Mama is a unique concept of a vegetarian restaurant with a strong avocado component. Green Mama will be the first avocado bar option in Massachusetts. As a way to secure a solid revenue stream, Green Mama will also have a variety of vegetarian bowls. This with the intention to have a second revenue option in case there are issues with the avocado market distribution.

Green Mama is located in an area mostly populated by middle and upper-middle-class Millennials, young professionals and Tufts University students open to spending money on healthy and well-branded food. Our proposal is to change the restaurant model of House of Tibet into a casual vegetarian restaurant with a strong avocado component. The restaurant is located in 235 Holland Ave, Somerville, just four blocks from the Davis Sq T station and Davis Sq.

Green Mama is acquiring the former House of Tibet location, enabling use of a pre-built space with minimum structural changes required to avoid large expenditures and time-intensive re-permitting cycles. The idea of creating a new space follows two principles:

1. Aesthetics: develop a 'fresh' and welcoming space where lighting is strong. For this we'll replace the current lighting with a large amount of LED (low electric consumption), the space will be repainted in white or a light color, a large number of plants will be added and the floor will be replaced with an inexpensive but strong wood flooring option. We are looking to develop a clear, well-lighted and welcoming space. Also, the menu will be handwritten by a local designer that creates wall menus for restaurants. For this I'm working with Jen O'Donnell, a well known local artist, gardener and restaurant designer. Jen is currently developing all upcoming Boston Burger Company restaurants. She has also developed the Green Mama image that will be painted in a mural inside the restaurant, please see attached pics for details.

2. The other important principle to follow is that we need to develop a space where guests can ask and have an order ready on the floor without having to send the order to the kitchen. For this, we need to add/build: **a.** cold /salad table, **b.** a hot table for rice, beans, quinoa, **c.** a blender station for smoothies, **d.** two cabinets were ingredients are placed and small fridge freezer where ice cream is stored, maybe under the cold table. All of the below-proposed additions could be added as 'external' fixtures, meaning they stand on their own, without having to be built into the property, this way avoiding the need to approach the city for permits.

BUSINESS MODEL

We expect our hours of operation to be 11am - 10pm, seven days a week.

Further, we expect:

- Average Ticket Sales per hour: 17
- Average Ticket Price: $10-$12

THE MARKET

There is only one other vegetarian 'Quick Service Restaurant' (QSR) option in the area (Davis, Porter, Teele Squares and the Tufts U. area) that focuses their offer in vegetarian bowls, Grainmaker, with a strong Asian component. Our unique location in Teele Square is the closest vegetarian QSR option for the Tufts University Campus, with the closest competitor being an average 15 minute additional walk.

GREEN MAMA LLC'S BUDGET

This is an approximate plan for the use of funds if Green Mama LLC receives:

○ Target investment amount

○ Maximum investment amount

Compensation to Mainvest	$4,500
Space Buildout	$25,000
Kitchen and Buffet Equipment	$25,000
Operating Capital	$20,500
Total	**$75,000**

GREEN MAMA LLC'S PROJECTIONS

These financial projections have been generated by the owners of Green Mama LLC.

THIS INFORMATION IS PROVIDED BY GREEN MAMA LLC. MAINVEST NEVER PREDICTS OR PROJECTS PERFORMANCE, AND HAS NOT REVIEWED OR AUDITED THIS INFORMATION. FOR ADDITIONAL INFORMATION ON THE ISSUER AND ITS BUSINESS PLAN, REVIEW THE OFFERING MEMORANDUM OR ASK THE ENTREPRENEURS DIRECTLY IN THE DISCUSSION.

Invest in Green Mama LLC

Receive up to 75% ROI from a revenue sharing note. Returns will be transferred to your bank account quarterly.

SELECT AN AMOUNT TO INVEST

$500

$2,000

$5,000

INVEST

Conditional refund applies.

You will automatically receive a full refund of your investment if Green Mama LLC hasn't received its target raise amount when the round closes.

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towards a **$75,000** target raise

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investors

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The Terms

Invest to ***receive a portion of Green Mama LLC's revenue.***

Receive up to 75% ROI from a revenue sharing note. Returns will be transferred to your bank account quarterly.

INVEST

Conditional refund applies.

You will automatically receive a full refund of your investment if Green Mama LLC hasn't received its target raise amount when the round closes.

SUMMARY OF TERMS

Investment Vehicle	RSN
Revenue Share	3%-4.3%
Investment Multiplier	×1.75
Maturity Date	12/31/2025

Review the offering memorandum and the investor agreement for further information.

How Your Investment Works

Revenue Sharing Note
If you invest in Green Mama LLC and they raise at least $75,000 by July 23, 2019, **you will be issued a revenue sharing note**.

Repayment Terms
You receive your proportional share of **3% to 4.3%(?)** of Green Mama LLC's gross revenue until you are returned **×1.75 of your investment**.

(?) What is my share of this business's revenue?

The total rate of revenue sharing is calculated on a linear scale, with a minimum rate of 3% and a maximum rate of 4.3% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. **As the amount raised in the offering increases, the rate of revenue sharing increases.** For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised.

AMOUNT RAISED	REVENUE SHARING PERCENTAGE
$75,000	3.00%
$83,000	3.30%
$91,000	3.60%

AMOUNT RAISED	REVENUE SHARING PERCENTAGE
$101,700	4.10%
$107,000	4.30%

You receive an amount of this revenue share proportional to the amount of the business's total raise that you invest.

Maturity Date
If you haven't received 1.75x of your investment by **December 31st, 2025**, it comes due regardless of Green Mama LLC's revenue.

Conditional Refund
If Green Mama LLC doesn't raise at least **$75,000 by July 23, 2019**, all investors will be fully refunded. No revenue will be shared and no perks will be distributed.

Maximum Investment Amount
Green Mama LLC will not accept additional investment this round once it has received **$107,000**.

Have Questions?
If you have questions about this business, <u>ask the entrepreneurs</u> in the discussion section. <u>Ask us</u> about investing on MainVest.

Only invest an amount you would feel comfortable losing.
Investing in private businesses often involves more risk than purchasing stock in publicly traded companies. Though potential returns are designed to reflect that risk, there is a possibility that you will lose your entire investment. Prior to investing, review <u>MainVest's educational materials</u>.

The Community

The Entrepreneur

Jose
Founder and CEO

[READ BIO](#)

Jose is the Founder / Director of the Cambridge Food Lab (CFL), an organization that helps restaurant entrepreneurs with business skills. He did extensive coursework at Le Cordon Bleu Culinary School in Pasadena, California. Since 2012, José has been teaching Peruvian cuisine and healthy cooking both independently and with community partners, including the Cambridge Center for Adult Education, Nibble, a culinary program by the City of Somerville and with the Massachusetts General Hospital with Healthy Kitchens, a program that teaches healthy cooking techniques to immigrant communities. In the 90s he owned two Peruvian restaurants in the Los Angeles area. After founding the Cambridge Food Lab, in 2015, he worked temporarily for Chef Tony Maws (Craigie on Main) as Operations Manager, and for Dali as GM. Before founding the CFL he worked for over 20 years in cross-cultural communications. He holds a BA in Social Psychology from URP - Lima / Peru and has done graduate studies in Communications (UCLA), Regulatory Affairs for Drugs and Medical Devices (Northeastern University), and Political Science (Suffolk University / IDCL Program). José is a Communicator and marketer with over thirty years of experience communicating to different demographics in the US. He worked for over a decade in Hollywood as a Network Producer (Telemundo & Fox Sports Latin America) and in Boston with Viceversa Communications (2001-2015) consulting for non-profits, healthcare providers, and biotech. He received multiple commendations from the state of Massachusetts and the cities of Boston, Somerville, and Cambridge for his work with the Boston Latino International Film Festival (BLIFF) and cross-cultural communications. José is also a Social Serial Entrepreneur with several ventures on his record: www.bliff.org (Founder / Director 2001-2015), The Cambridge Food Lab (Founder / Director 2015- present), The Boston International Food Film Festival (BIFFF), and Viceversa Communications (2001- 2015). With the Cambridge Food Lab José organizes BIFFF, produces and teaches the Healthy Kitchens program, and assists local food entrepreneurs with business skills. For more details about his work please visit www.cambridgefoodlab.com.

Investors

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